                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                          Grove Real Estate Asset Trust
                                (Name of Issuer)

         Common Shares of Beneficial Interest, par value $0.01 per share
                         (Title of Class of Securities)

                                   399613-10-8
                                 (CUSIP Number)

                                Edward Johnsen
                          Morgan Stanley Group Inc.
                                1585 Broadway
                           New York, New York 10036
                                (212) 761-4000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 14, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                         (Continued on following pages)

                             (Page 1 of 7 Pages)

CUSIP NO. 399613-10-8                 13D                     Page 2 of 7 Pages
================================================================================
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Morgan Stanley Group Inc.
      IRS #13-283-8811
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO
      ITEM 2(d) or 2(e)                                                      |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

    NUMBER OF              494,949
      SHARES       -------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
       EACH                0
    REPORTING      -------------------------------------------------------------
   PERSON WITH      9      SOLE DISPOSITIVE POWER

                           494,949
                   -------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      494,949
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA, CO
================================================================================

CUSIP NO. 399613-10-8                 13D                     Page 3 of 7 Pages

Item 1. Security and Issuer.

      This Schedule 13D relates to the common shares of beneficial interests, par value $0.01 per share ("Common Shares"), of Grove Real Estate Asset Trust (the "Issuer"). The principal executive offices of the Issuer are located at 598 Asylum Avenue, Hartford, Connecticut 06105.

Item 2. Identity and Background.

      This statement is being filed by Morgan Stanley Group Inc., a Delaware corporation ("MSGI"). MSGI is an investment adviser registered with the Securities and Exchange Commission. MSGI maintains its office at 1585 Broadway, New York, New York 10036.

      During the last five years, MSGI has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The funds used to acquire the Common Shares were obtained from MSGI's working capital. The amount of the consideration for the acquisition is set forth in Item 5.

Item 4. Purpose of Transaction.

      MSGI acquired the Common Shares described at Item 5(c) below for investment purposes, and in order to protect its investment in the Issuer, MSGI has obtained the right to nominate for election one Director to the Issuer's Board of Trust Managers. MSGI intends to continue to consider various alternative courses of action and will in the future take such actions with respect to its equity ownership in the Issuer as MSGI deems appropriate in light of the circumstances existing from time to time. Such actions may include making recommendations to management concerning various business strategies, acquisitions, dividend policies and other matters, pursuing a transaction or transactions involving a change in control of the Issuer or such other actions as it may deem appropriate. Such actions also may involve the purchase of additional Common Shares pursuant to certain preemptive rights described in Item 5(c) below or otherwise or, alternatively, may involve the sale of all or a portion of the Common Shares beneficially owned by MSGI in the open market or in privately negotiated transactions to one or more purchasers.

CUSIP NO. 399613-10-8                 13D                     Page 4 of 7 Pages

      Except as described herein, MSGI does not have any plans or proposals which relate to or would result in (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (c) any change in the present management of the Issuer, (d) any material change in the present capitalization or dividend policy of the Issuer, (e) any other material change in the Issuer's business or corporate structure, (f) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (i) any action similar to any of those enumerated in (a) through (h) above.

Item 5. Interest in Securities of the Issuer.

      (a)-(b) Incorporated by reference to Items (7)-(11) and (13) of the cover page. Information regarding the percentage of Common Shares is based on 3,953,463 Common Shares outstanding as of March 14, 1997, which number was provided by the Issuer.

      (c) Pursuant to the Securities Purchase Agreement, dated February 20, 1997 (the "Securities Purchase Agreement"), a copy of which is attached hereto as
Exhibit 7.1, MSGI acquired 494,949 Common Shares for its benefit and 282,829 Common Shares for the benefit of Public Employees' Retirement Association of Colorado ("PERA"). The shares were acquired at $9.00 per Common Share, resulting in an aggregate purchase price of $4,454,541 for the shares acquired by MSGI. The transaction described herein took place in New York, New York on March 14, 1997.

      MSGI exercises sole voting and dispositive power with respect to all such shares of Common Shares that it acquired. MSGI does not exercise either voting or dispositive power with respect to the shares acquired by Colorado PERA.

      Except as disclosed herein, MSGI has not effected any transactions in Common Shares during the preceding 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      Pursuant to the Securities Purchase Agreement (attached hereto as Exhibit 7.1) MSGI has been granted the right to designate one individual acceptable to the Issuer to be nominated as a member of the Board of Trust Managers of the Issuer, and the Issuer will recommend such individual for election to the Board of Trust Managers. MSGI has

CUSIP NO. 399613-10-8                 13D                     Page 5 of 7 Pages

not yet designated an individual to be elected as a member of the Board of Trust Managers of the Issuer.

      If MSGI does not have a representative on the Board of Trust Managers of the Issuer, the Issuer must permit a representative of MSGI to attend, but not vote, as an observer at each meeting of the Board of Trust Managers or any committee meeting of the Board of Trust Managers of the Issuer. The right to designate a person for election to the board or to be an observer is not transferable to any person other than an affiliate of MSGI.

      MSGI and PERA have also been granted certain preemptive rights to acquire that portion of Common Shares (or other securities exchangeable or convertible into Common Shares or rights or warrants to acquire Common Shares) that are offered by the Issuer for cash that will permit MSGI and PERA to acquire sufficient Common Shares that they will own in the aggregate up to 20% of the outstanding shares of Common Shares (or up to 25% if an offering of Common Shares is for less than $9.00 per share or if the exercise, conversion or exchange price is less than $9.00 per share).

      Pursuant to a Registration Rights Agreement, dated March 14, 1997, by and among the Issuer, MSGI, PERA and the other stockholders identified therein, the Issuer is required to effect a shelf registration, subject to certain conditions, of shares of the Common Shares of the Issuer held by MSGI promptly after September 14, 1997. Moreover, subject to certain conditions, the shares of Common Shares held by MSGI may be included in the registration of the Issuer's Common Shares when the Issuer proposes to register its Common Shares or the shares of other holders of Common Shares.

      However, there exist no contracts, arrangements, understandings or relations (legal or otherwise) between MSGI and other persons with respect to finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies; provided that PERA is currently negotiating an investment management agreement with an affiliate of MSGI pursuant to which that affiliate of MSGI would be granted a proxy to vote PERA's Common Shares. However, there can be no assurance that such agreement will be entered into by PERA and such affiliate of MSGI.

Item 7. Material to be Filed as Exhibits.

        Exhibit 7.1 Securities Purchase Agreement between the Issuer and Morgan Stanley Group Inc.

        Exhibit 7.2 Secretary's Certificate Authorizing Edward Johnsen to sign on behalf of Morgan Stanley Group Inc.

CUSIP NO. 399613-10-8                 13D                     Page 6 of 7 Pages

                                   SIGNATURES

      After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 24, 1997         MORGAN STANLEY GROUP INC.


                              By:  /s/ Edward Johnsen
                                  -------------------
                              Name:  Edward Johnsen

CUSIP NO. 399613-10-8                 13D                     Page 7 of __ Pages

                                  EXHIBIT INDEX

    EXHIBIT NO.      DESCRIPTION
    -----------      -----------
        7.1          Securities Purchase Agreement, dated as of February 20,
                     1997, between the Issuer and Morgan Stanley Group Inc.

        7.2 Secretary's Certificate Authorizing Edward Johnsen to sign on behalf of Morgan Stanley Group Inc.